Exhibit 99.7

GILEAD SCIENCES, INC.

RESTRICTED STOCK UNIT ASSUMPTION AGREEMENT

RESTRICTED STOCK UNIT ASSUMPTION AGREEMENT made as of the              day of April 2009 by and between Gilead Sciences, Inc., a corporation formed under the laws of Delaware (“Gilead”) and                      (“Participant”).

WHEREAS, Participant holds one or more outstanding restricted stock unit awards covering shares of the common stock of CV Therapeutics, Inc., a Delaware corporation (“CVT”), which were granted to Participant under the Amended and Restated 2000 Equity Incentive Plan (the “Plan”) on or after March 1, 2009 and which are each evidenced by a Restricted Stock Unit Agreement (collectively, the “RSU Agreement”).

WHEREAS, Gilead acquired CVT pursuant to an Agreement and Plan of Merger, dated as of March 12, 2009, by and among Gilead, CVT and Apex Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Gilead (“Merger Sub”), whereby Merger Sub conducted a cash tender offer (the “Tender Offer”) to purchase all of the outstanding shares of CVT common stock (“CVT Stock”) at a purchase price of $20.00 per share, net to the holder of such share in cash (such dollar amount, the “Offer Price”). Following completion of the Tender Offer in which more than fifty percent (50%) of the CVT Stock was acquired, Merger Sub merged with and into CVT, and the shares of CVT Stock not purchased in the Tender Offer were converted into the right to receive the Offer Price in cash.

WHEREAS, the provisions of the Merger Agreement required Gilead to assume the obligations of CVT under each restricted stock unit award granted on or after March 1, 2009 (each, a “CVT RSU Award”) that is outstanding under the Plan immediately prior to the consummation of the Merger (the “Effective Time”) and to issue to the holder of each such outstanding CVT RSU Award an agreement evidencing the assumption of such award by Gilead.

WHEREAS, the applicable conversion ratio (the “Conversion Ratio”) in effect for the assumption of the CVT RSU Awards under the Plan, as determined in accordance with the formula provisions of the Merger Agreement, is 0.4325 ($20.00 per share of CVT Stock divided by $46.24, the average closing price of Gilead common stock for the five consecutive trading days immediately preceding the Effective Time).

WHEREAS, Gilead’s assumption of Participant’s outstanding CVT RSU Awards under the Plan became effective immediately upon the Effective Time, and the purpose of this Agreement is to reflect certain adjustments to Participant’s outstanding CVT RSU Awards which have become necessary by reason of such assumption.

NOW, THEREFORE, it is hereby agreed as follows:

1. The number of shares of CVT Stock subject to the CVT RSU Awards held by Participant immediately prior to the Effective Time is set forth on the statement attached hereto. Gilead hereby assumes, as of the Effective Time, all the duties and obligations of CVT under each of the CVT RSU Awards. In connection with such assumption, the number of shares of Gilead common stock (“Gilead Stock”) issuable under each assumed CVT RSU Award is hereby adjusted to reflect the Conversion Ratio. Accordingly, the number of shares of Gilead Stock subject to each assumed CVT RSU Award shall be as specified for that award on the attached statement.

2. The following provisions shall govern each CVT RSU Award hereby assumed by Gilead:

(a) Unless the context otherwise requires, all references in each RSU Agreement and, if applicable, in the Plan (as incorporated into such RSU Agreement): (i) to the “Company” shall mean Gilead, (ii) to “Common Stock” shall mean the common stock of Gilead, (iii) to the “Board” shall mean the Board of Directors of Gilead, (iv) to the “Chief Executive Officer” shall mean Chief Executive Officer of Gilead and (v) to the “Committee” or the “Compensation Committee” shall mean the Compensation Committee of the Gilead Board of Directors. Notwithstanding the foregoing, for purposes of Section 5(b) of the RSU Agreement, Company shall mean CVT and accordingly, no accelerated vesting shall occur in connection with any termination of Optionee’s employment following any change in control of Gilead (except to the extent provided in Section 2(c) below).

(b) The Vesting Start Date and the Distribution Date (as such terms are defined in the applicable RSU Agreement) of each assumed CVT RSU Award and all other provisions which govern either the issuance or the forfeiture of the assumed CVT RSU Award shall remain the same as set forth in the RSU Agreement applicable to that award, and the provisions of the RSU Agreement shall accordingly govern and control Participant’s rights under this Agreement to be issued Gilead Stock.

(c) Pursuant to the terms of the RSU Agreement, each CVT RSU Award assumed by Gilead shall continue to vest in accordance with the same vesting schedule in effect under the applicable RSU Agreement immediately prior to the Effective Time. In accordance with the terms of the RSU Agreement, each such RSU Award shall vest in full upon a termination of Participant’s employment by Gilead without Cause (as such term is defined in the RSU Agreement) prior to May 15, 2010.

(d) For purposes of applying any and all provisions of the RSU Agreement and/or the Plan relating to Participant’s continuous service with CVT, Participant shall be deemed to remain in such continuous service for so long as Participant remains in continuous service with Gilead or any present or future majority-owned Gilead subsidiary. Accordingly, the provisions of the RSU Agreement governing the cessation of vesting and forfeiture of the assumed CVT RSU Awards upon Participant’s cessation of continuous service shall hereafter be applied on the basis of Participant’s cessation of continuous service as an employee or consultant with Gilead and its majority-owned subsidiaries, and each assumed CVT RSU Award shall accordingly terminate and be forfeited upon such cessation of continuous service with Gilead and its majority-owned subsidiaries.

(e) The issuance of Gilead Stock under each assumed CVT RSU Award shall be subject to (i) the Participant’s execution and delivery of this Restricted Stock Unit Assumption Agreement to Gilead and (ii) the collection of all applicable income and employment taxes. Please sign and return this Assumption Agreement to Gilead, Attention: Stock Administration, 333 Lakeside Drive, Foster City, CA 94404 or via fax to 650-522-5845.

3. Except to the extent specifically modified by this Restricted Stock Unit Assumption Agreement, all of the terms and conditions of each RSU Agreement as in effect immediately prior to the Merger shall continue in full force and effect and shall not in any way be amended, revised or otherwise affected by this Restricted Stock Unit Assumption Agreement.

IN WITNESS WHEREOF, Gilead has caused this Restricted Stock Unit Assumption Agreement to be executed on its behalf by its duly-authorized officer as of the              day of April, 2009.

GILEAD SCIENCES, INC.

By:

Title:

ACKNOWLEDGMENT

The undersigned acknowledges receipt of the foregoing Restricted Stock Unit Assumption Agreement and understands that all rights and liabilities with respect to each of his or her CVT RSU Awards hereby assumed by Gilead are as set forth in the RSU Agreement, the Plan (as applicable) and such Restricted Stock Unit Assumption Agreement.

_________________, PARTICIPANT

DATED:                     , 2009

3